UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CONTENTS

Notice of Extraordinary Shareholder Meeting

On August 23, 2023, Stratasys Ltd. (“Stratasys” or the “Company”) published notice of an extraordinary general meeting of shareholders (the “Meeting”), which is scheduled to take place at 3:00 p.m. (Israel time)/ 8:00 a.m. (Eastern time) on Thursday, September 28, 2023, at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.

Shareholders of record at the close of business on Thursday, August 24, 2023 are entitled to vote at the Meeting.

Attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is a press release that serves as the notice of the Meeting, and which contains information concerning the agenda for the Meeting, the required majority for approval of the proposals at the Meeting, the voting procedure and additional general matters related to the Meeting.

The contents of Exhibit 99.1 to this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-4 (File No. 333-272759), Form F-3 (File No’s. 333-251938 and 333-253780) and Form S-8 (File No’s. 333-190963, 333-236880, 333-253694, 333-262951, 333-262952 and 333-270249).

Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by Stratasys on August 23, 2023, serving as notice of Stratasys’ Extraordinary General Meeting of Shareholders to be held on September 28, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: August 23, 2023	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

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